UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Amendment No. 2)

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

HATTERAS FINANCIAL CORP.

(Name of Subject Company)

HATTERAS FINANCIAL CORP.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

41902R 103

(CUSIP Number of Class of Securities)

Michael R. Hough

Chairman and Chief Executive Officer

Hatteras Financial Corp.

751 West Fourth Street, Suite 400

Winston-Salem, North Carolina 27101

(336) 760-9347

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Kerry E. Johnson, Esq.

Robert W. Smith, Jr., Esq.

Penny J. Minna, Esq.

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York 10020

(212) 335-4501

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Hatteras Financial Corp. (“Hatteras”), a Maryland corporation, filed with the Securities and Exchange Commission (the “SEC”) on May 5, 2016, as amended by Amendment No. 1 filed with the SEC on May 19, 2016 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer (the “Offer”) by Annaly Capital Management, Inc. (“Annaly”), a Maryland corporation, and its direct wholly owned subsidiary, Ridgeback Merger Sub Corporation (“Offeror”), a Maryland corporation, to exchange for each outstanding share of common stock, $0.001 par value per share, of Hatteras, at the election of the holder thereof: (a) $5.55 in cash and 0.9894 shares of Annaly common stock, par value $0.01 per share (“Annaly common stock”), (b) $15.85 in cash (the “all-cash consideration”), or (c) 1.5226 shares of Annaly common stock (the “all-stock consideration”), subject in each case to the election procedures and, in the case of elections to receive the all-cash consideration or the all-stock consideration, to the proration procedures described in the Prospectus (as defined below) and the related Letter of Election and Transmittal (as defined below).

Annaly has filed with the Securities and Exchange Commission (“SEC”) a Tender Offer Statement on Schedule TO dated May 5, 2016, as amended, and a Registration Statement on Form S-4 dated May 5, 2016, relating to, among other things, the offer and sale of shares of Annaly common stock to be issued to holders of shares of Hatteras common stock in the Offer, as amended by Amendment No. 1 to the Registration Statement on Form S-4 dated May 27, 2016 (as amended, the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement (the “Prospectus”), and the related letter of election and transmittal (the “Letter of Election and Transmittal”), which are incorporated herein by reference as Exhibit (a)(4) and (a)(1)(A), respectively, hereto. The Agreement and Plan of Merger, dated as of April 10, 2016, by and among Annaly, Offeror and Hatteras (the “Merger Agreement”), a copy of which is incorporated by reference as Exhibit (e)(1) to this Schedule 14D-9, are incorporated by reference into this Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 2. Identity and Background of Filing Person.

Item 2 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

Name and Address

Hatteras, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of Hatteras are set forth in “Item 1. Subject Company Information—Name and Address” of this Schedule 14D-9.

Tender Offer

This Schedule 14D-9 relates to the tender offer by Annaly Capital Management, Inc., a Maryland corporation (“Annaly”), and its direct, wholly-owned subsidiary, Ridgeback Merger Sub Corporation, a Maryland corporation (the “Offeror”), as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by the Offeror and Annaly with the Securities and Exchange Commission (the “SEC”) on May 5, 2016, pursuant to which Annaly and the Offeror have offered to acquire all of the issued and outstanding shares of Hatteras common stock.

The terms and conditions of the offer are set forth in Annaly’s prospectus/offer to exchange (the “prospectus/offer to exchange”), which is part of a Registration Statement on Form S-4, dated May 5, 2016, as amended by Amendment No. 1 to the Registration Statement on Form S-4, dated May 27, 2016 (as amended and may be amended from time to time, the “Form S-4”), that Annaly filed with the SEC, and the related letter of election and transmittal, which together constitute the “offer.”

Each holder of Hatteras common stock that participates in the offer will receive for each outstanding share of Hatteras common stock validly tendered and not validly withdrawn in the offer, consideration in the form of:

•	$5.55 in cash; and

•	0.9894 shares of Annaly common stock, par value $0.01 per share (the “Annaly common stock”), together with cash in lieu of any fractional shares of Annaly common stock.

We refer to the above as the “mixed consideration.”

In lieu of receiving the mixed consideration , each holder of shares of Hatteras common stock may elect to receive, for each share of Hatteras common stock that it holds, (1) $15.85 in cash (we refer to this election as the “all-cash election” and this amount as the “all-cash consideration”) or (2) 1.5226 shares of Annaly common stock, together with cash in lieu of any fractional shares of Annaly common stock (we refer to this election as the “all-stock election” and this amount as the “all-stock consideration”). The mixed consideration, the all-cash consideration and the all-stock consideration (as applicable) will be paid without interest and less any applicable withholding taxes.

Each holder of Hatteras common stock who validly tenders and does not validly withdraw its shares of Hatteras common stock in the offer but that does not make a valid election will receive the mixed consideration for its shares of Hatteras common stock. Hatteras common stockholders who make the all-cash election or the all-stock election will be subject to proration so that approximately 65.0% of the aggregate consideration in the offer will be paid in shares of Annaly common stock and approximately 35.0% of the aggregate consideration in the offer will be paid in cash. A more complete description of the proration procedures is described in the prospectus/offer to exchange under the caption “The Offer—Elections and Proration”. The offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 10, 2016 (as such agreement may be amended, supplemented or otherwise modified from time to time in accordance therewith, the “merger agreement”), by and among Annaly, the Offeror and Hatteras. A more complete description of the merger agreement is described in the prospectus/offer to exchange under the caption “Merger Agreement” and a copy of the merger agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The purpose of the offer is for Annaly to acquire control of, and ultimately the entire equity interest in, Hatteras. The offer is the first step in Annaly’s plan to acquire all of the issued and outstanding shares of Hatteras common stock. If the offer is completed, Annaly intends to consummate promptly following the consummation of the offer, a merger of Hatteras with and into the Offeror, with the Offeror surviving the merger under the name “Hatteras Financial Corp.” (which we refer to as the “merger”). The purpose of the merger is for Annaly to acquire all of the issued and outstanding shares of Hatteras common stock that it did not acquire in the offer, as well as each issued and outstanding share of Hatteras’ Series A preferred stock. In the merger, each outstanding share of Hatteras common stock that was not acquired by Annaly or the Offeror will be converted into the mixed consideration or, at the election of the holder of such shares, the all-cash consideration or all-stock consideration, subject to proration so that approximately 65.0% of the aggregate consideration in the merger will be paid in shares of Annaly common stock and approximately 35.0% of the aggregate consideration in the merger will be paid in cash. In addition, in the merger, each outstanding share of Hatteras Series A preferred stock will be automatically converted into the right to receive one newly issued share of Annaly’s 7.625% Series E Cumulative Redeemable Preferred Stock, $0.01 par value per share (the “Annaly Series E preferred stock”), which will have rights, privileges and voting powers substantially the same as those of the Hatteras Series A preferred stock. After the merger, the Hatteras business will be held in a wholly owned subsidiary of Annaly, and the former Hatteras stockholders will no longer have any direct ownership interest in the surviving corporation.

The offer will expire at 12:00 midnight, Eastern time, at the end of June 16, 2016, subject to extension in certain circumstances as required or permitted by the merger agreement, the SEC or applicable law (as so extended, if applicable, the “expiration date”).

Tendered shares of Hatteras common stock may be withdrawn at any time prior to the expiration date. Additionally, if the Offeror has not agreed to accept the shares for exchange on or prior to July 5, 2016, Hatteras common stockholders may thereafter withdraw their shares from tender at any time after such date until the Offeror accepts the shares for exchange. Once the Offeror accepts shares for exchange pursuant to the offer, all tenders not previously withdrawn become irrevocable.

The foregoing summary of the offer is qualified in its entirety by the more detailed description and explanation contained in the prospectus/offer to exchange.

This Schedule 14D-9 does not constitute a solicitation of proxies for any meeting of Hatteras stockholders. Hatteras is not asking for a proxy and you are requested not to send Hatteras a proxy. Any solicitation of proxies that Annaly or Hatteras might make will be made only pursuant to separate proxy solicitation materials complying with the requirements of Section 14(a) of the of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As set forth in the Schedule TO, the principal executive offices of the Offeror and Annaly are located at 1211 Avenue of the Americas, New York, New York 10036, and the telephone number of their principal executive offices is (212) 696-0100.

Information relating to the offer, including this Schedule 14D-9 and related documents, can be found on the SEC’s website at www.sec.gov, or on Hatteras’ website at www.Hatfin.com.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

Quantification of Potential Payments and Benefits to Hatteras Named Executive Officers in Connection with the Merger

The following table sets forth the information required by Item 402(t) of the SEC’s Regulation S-K regarding certain compensation that the Hatteras named executive officers may receive that is based on or otherwise relates to the merger. The table below does not include the value of restricted stock awards held by the Hatteras executive officers, which will be assumed and converted into Annaly restricted stock awards and will vest based on each executive officer’s continued service under his consulting agreement. The vesting of each such award does not accelerate upon termination of the applicable consulting agreement (other than due to the consultant’s death or disability). For further information regarding the restricted stock awards see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Relationship with Annaly, the Offeror and Certain of their Affiliates—Consideration for Hatteras Restricted Stock Awards in the Merger.”

Name	Cash ($)(1)	Total ($)
Michael R. Hough	7,500,000	7,500,000
Benjamin M. Hough	7,020,000	7,020,000
Kenneth A. Steele	3,165,000	3,165,000
Frederick J. Boos, II	2,205,000	2,205,000

(1)	Includes the aggregate fees that would be earned by each Hatteras named executive officer during the 30-month consulting period pursuant to his consulting agreement described above. Assumes each named executive officer serves as a consultant to Annaly under the terms of his consulting agreement for the full 30-month consulting period contemplated therein.

Regulatory Approvals

Annaly and Hatteras conduct operations in a number of jurisdictions where regulatory filings or approvals may be required or advisable in connection with the completion of the offer and the merger. In particular, Annaly’s acquisition of Hatteras’ mortgage conduit and mortgage servicing platforms as a result of the offer and merger will require approval from Fannie Mae and Ginnie Mae, as well as approval of licensing regulators in approximately 12 states. In addition, Annaly and Hatteras must provide notice to Freddie Mac, and Freddie Mac must not object to the change of control that would occur as a result of the completion of the offer. It is a condition to the closing of the offer that these regulatory approvals are obtained, which condition may be waived by Annaly in its sole discretion.

The merger agreement provides that the parties must use their reasonable best efforts to obtain the approvals that are necessary, proper or advisable to consummate the offer and the merger, and Annaly and Hatteras have submitted applications or made notice filings, as applicable for these approvals.

Although we do not expect regulatory authorities to raise any significant objections in connection with their review of the offer and merger, we cannot assure you that we will obtain all required regulatory approvals or that these regulatory approvals will not contain terms, conditions or restrictions that would be detrimental to the combined company after the completion of the offer and the merger.

Hatteras has been advised that the offer and the merger are exempt from the pre-notification and waiting period requirements of the HSR Act. Therefore, we are not attempting to comply with those requirements. The fact that a transaction is exempt from the requirements of the HSR Act does not preclude the Department of Justice or the Federal Trade Commission from seeking to prevent the transaction on the ground that it violates the United States antitrust laws. However, we have no reason to believe that the offer or the merger will be viewed as violating the antitrust laws.

Appraisal Rights or Rights of Objecting Stockholders

No appraisal or dissenters’ rights or rights of objecting stockholders are available to Hatteras stockholders in connection with the offer or the merger. Hatteras is a Maryland corporation, and Title 3, Subtitle 2, and in particular Section 3-202, of the MGCL gives a stockholder of a corporation that is the subject of a merger the right to demand and receive the fair value of the stockholder’s shares, with several exceptions. Hatteras satisfies the exception for shares listed on a national exchange.

Business Combination Statute

Hatteras is incorporated under the laws of the State of Maryland and is governed by the MGCL and its charter and bylaws. The Maryland business combination statute prohibits “business combinations” between Hatteras and an interested shareholder or an affiliate of an interested shareholder for five years after the most recent date on which the interested shareholder becomes an interested shareholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or transfer of equity securities, liquidation plan or reclassification of equity securities. Maryland law defines an interested shareholder as:

•	any person or entity who beneficially owns 10% or more of the voting power of Hatteras stock; or

•	an affiliate or associate of Hatteras who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of Hatteras.

A person is not an interested shareholder if the Hatteras board of directors approves in advance the transaction by which the person otherwise would have become an interested shareholder. However, in approving a transaction, the Hatteras board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the Hatteras board of directors.

After the five-year prohibition, any business combination between Hatteras and an interested shareholder or an affiliate of an interested shareholder generally must be recommended by the Hatteras board of directors and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of the then-outstanding shares of voting stock of Hatteras; and

•	two-thirds of the votes entitled to be cast by holders of voting stock of Hatteras other than stock held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or stock held by an affiliate or associate of the interested shareholder.

These super-majority vote requirements do not apply if holders of Hatteras common stock receive a minimum price, as defined under the Maryland business combination statute, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its stock.

The statute permits various exemptions from its provisions, including business combinations that are approved or exempted by the board of directors before the time that the interested shareholder becomes an interested shareholder.

The Hatteras board of directors has adopted a resolution opting out of the business combination provisions.

Control Share Acquisitions

The Maryland control share acquisition statute provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights, except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror or by officers or by directors who are Hatteras employees are excluded from the shares entitled to vote on the matter. “Control shares” are voting shares of stock that, if aggregated with all other shares of stock currently owned by the acquiring person, or in respect of which the acquiring person is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiring person to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions. A person who has made or proposes to make a control share acquisition may compel the Hatteras board of directors to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, Hatteras may present the question at any shareholders meeting.

If voting rights are not approved at the shareholders meeting or if the acquiring person does not deliver the statement required by the control share acquisition statute, then, subject to certain conditions and limitations, Hatteras may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of shareholders at which the voting rights of the shares were considered and not approved. If voting rights for control shares are approved at a shareholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares for purposes of these appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if Hatteras is a party to the transaction, nor does it apply to acquisitions approved by or exempted by Hatteras’ charter or bylaws.

Hatteras’ bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of Hatteras common stock and, consequently, the control share acquisitions statute will not apply to the offer and the merger.

Stockholder Approval Not Required

Under the MGCL and Hatteras’ charter, if Annaly, through the Offeror, acquires, pursuant to the offer or otherwise, at least two-thirds of the total number of outstanding shares of Hatteras common stock entitled to vote on the matter, the merger may be effected without any action by the stockholders of the Hatteras. Accordingly, after the purchase of shares of Hatteras common stock by the Offeror pursuant to the offer, the parties will effect the closing of the merger without a vote of the stockholders of Hatteras in accordance with Section 3-106.1 of the MGCL. As required by, and subject to the terms and conditions of, the merger agreement and Section 3.106.1 of the MGCL, all of the outstanding shares of Hatteras common stock not purchased pursuant to the offer (other than any shares of Hatteras common stock owned immediately prior to the effective time of the merger by Annaly or the Offeror or any subsidiary of Annaly, the Offeror or Hatteras) will, in the merger, receive the same amount and type of consideration that is being provided to shares of Hatteras common stock tendered in offer.

If the Offeror and Annaly own less than all of the outstanding shares of Hatteras common stock as of immediately prior to the short-form merger, then a Maryland short-form merger notice must be provided to each of Hatteras’ stockholders who otherwise would have been entitled to vote on the merger at least 30 days prior to the completion of the short-form merger. Such notice appears under the caption “Notice of Offer and Merger under Section 3-106.1 of the Maryland General Corporation Law” contained in the prospectus/offer to exchange and is incorporated herein by reference.

Litigation

Subsequent to the public announcement of the proposed acquisition of Hatteras by Annaly, four civil actions have been filed challenging the proposed transaction. On May 11, 2016, James Wilson, who alleges he is a stockholder of Hatteras, commenced an action in the United States District Court for the Middle District of North Carolina against Hatteras and its directors. The plaintiff alleges that the defendants are violating various provisions of the Securities Exchange Act of 1934 because the public disclosures they have made concerning the proposed transaction allegedly are false and misleading. The plaintiff purports to sue directly on behalf of a class consisting of all of Hatteras’ common stockholders except for the defendants and their affiliates. The plaintiff seeks an injunction preventing consummation of the proposed transaction, rescission of the proposed transaction in the event it is consummated, the award of damages in an unspecified amount, and the award of litigation expenses in an unspecified amount. On May 12, 2016, Stephen Twiss, who alleges he is a stockholder of Hatteras, commenced an action in the Circuit Court for Baltimore City, Maryland against Hatteras, its directors, Annaly and Offeror. The plaintiff alleges that Hatteras’ directors have breached their fiduciary duties by approving the proposed transaction and making public disclosures concerning the proposed transaction that allegedly are false and misleading. The plaintiff alleges that the other defendants are aiding and abetting those breaches of fiduciary duty. The plaintiff purports to sue directly on behalf of a class consisting of all of Hatteras’ common stockholders except for the defendants and their affiliates. The plaintiff also purports to sue derivatively on behalf of Hatteras. The plaintiff seeks rescission of the proposed transaction in the event it is consummated, the award of damages in an unspecified amount, and the award of litigation expenses in an unspecified amount. On May 24, 2016, Stephen Bushansky, who alleges he is a stockholder of Hatteras, commenced an action in the United States District Court for the District of Maryland against Hatteras, its directors, Annaly and Offeror. The plaintiff alleges that the defendants are violating various provisions of the Securities Exchange Act of 1934 because the public disclosures Hatteras has made concerning the proposed transaction allegedly are false and misleading. The plaintiff purports to sue on behalf of a class consisting of all of Hatteras’ common stockholders except for the defendants and their affiliates. The plaintiff seeks an injunction preventing consummation of the proposed transaction, rescission of the proposed transaction in the event it is consummated, the award of damages in an unspecified amount, and the award of litigation expenses in an unspecified amount. On May 26, 2016, William Friedman, who alleges he is a stockholder of Hatteras, commenced an action in the United States District Court for the Middle District of North Carolina against Hatteras, its directors, Annaly and Offeror. The plaintiff alleges that the defendants are violating various provisions of the Securities Exchange Act of 1934 because the public disclosures Hatteras has made concerning the proposed transaction allegedly are false and misleading. The plaintiff purports to sue on behalf of a class consisting of all of Hatteras’ common stockholders except for the defendants and their affiliates. The plaintiff seeks an injunction preventing consummation of the proposed transaction, rescission of the proposed transaction in the event it is consummated, the award of damages in an unspecified amount, and the award of litigation expenses in an unspecified amount. The defendants believe the actions are without merit.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Schedule 14D-9 contains “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: any statements regarding the anticipated timing of filings and approvals relating to the offer and the merger; any statements regarding the expected timing of the completion of the offer and the merger; any statements regarding the ability to complete the offer or the merger considering the various closing conditions, including that the acceptance time shall have occurred; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and holders of shares of Hatteras common stock are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the offer and the merger; uncertainties as to how many of the holders of shares of Hatteras common stock will tender their shares of Hatteras common stock into the offer; the possibility that various closing conditions for the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; the effects of disruption from the offer and the merger making it more difficult for Hatteras to maintain relationships with employees, collaboration parties, other business partners or governmental entities; other business effects, including the effects of economic or political conditions outside of Hatteras’ control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this Schedule 14D-9 and other documents filed with the SEC by Hatteras and Annaly, as well as the Schedule TO filed with the SEC by Annaly and the Offeror. All of the materials related to the offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Holders of shares of Hatteras common stock also may obtain free copies of the documents filed with the SEC by Hatteras at www.HatFin.com. Hatteras does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Where You Can Find More Information

Hatteras and Annaly are subject to the informational requirements of the Exchange Act and in accordance therewith file periodic reports, proxy statements and other information with the SEC relating to their business, financial condition and other matters. Hatteras and Annaly are required to disclose in such proxy statements certain information, as of particular dates, concerning their respective directors and officers, their remuneration, stock options granted to them, the principal holders of their securities and any material interest of such persons in transactions with Hatteras or Annaly, as applicable. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the web site maintained by the SEC at http://www.sec.gov.

The SEC allows Hatteras to “incorporate by reference” information into this Schedule 14D-9, which means that Hatteras can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

Hatteras incorporates by reference in this Schedule 14D-9 the following documents filed with the SEC pursuant to the Exchange Act:

•	the Annual Report to Form 10-K for the fiscal year ended December 31, 2015 filed with the SEC on February 24, 2016;

•	the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2016, as filed with the SEC on May 3, 2016;

•	the Current Reports on Form 8-K, filed with the SEC on April 11, 2016 and May 4, 2016;

•	the information specifically incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2015 from the Definitive Proxy Statement on Schedule 14A, as filed with the SEC on March 25, 2016;

•	the description of Hatteras’ common stock set forth or incorporated by reference in Hatteras’ Registration Statement on Form 8-A, including all amendments and reports filed for the purpose of updating such description, filed with the SEC on April 23, 2008; and

•	the description of Hatteras’ 7.625% Series A Cumulative Redeemable Preferred Stock set forth or incorporated by reference in Hatteras’ Registration Statement on Form 8-A, including all amendments and reports filed for the purpose of updating such description, filed with the SEC on August 23, 2012.

Hatteras also incorporates by reference any future filings made by it with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K that is filed in the future and is not deemed filed under the Exchange Act).

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(1)(A)	Form of Letter of Election and Transmittal (incorporated by reference to Exhibit 99.2 to Amendment No. 1 to Annaly’s Registration Statement on Form S-4 filed with the SEC on May 27, 2016)

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Amendment No. 1 to Annaly’s Registration Statement on Form S-4 filed with the SEC on May 27, 2016)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HATTERAS FINANCIAL CORP.

Date: May 27, 2016	By:	/s/ Kenneth A. Steele
Name: Kenneth A. Steele
Title: Chief Financial Officer, Treasurer and Secretary